Exhibit 12.1

IESI CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

(Unaudited)

For the Year Ended December 31,
2002	2001	2000	1999	1998

Earnings:
Income (loss) before income taxes	$4,332	$2,950	$(884)	$(9,983)	$(3,857)
Add back:

Interest expense	15,478	12,961	11,142	7,905	2,590

Implicit interest in rents	147	284	273	163	94

Earnings available for fixed charges	$19,956	$16,195	$10,532	$(1,915)	$(1,173)

Fixed Charges:

Interest expense	$15,478	$12,961	$11,142	$7,905	$2,590
Capitalized interest	1,853	1,602	1,883	80	—

Implicit interest in rents	147	284	273	163	94

Total fixed charges	$17,478	$14,847	$13,299	$8,148	$2,685

Ratio of earnings to fixed charges	1.1	x	1.1	x	0.8	x	-0.2	-0.4

Insufficient earnings to cover fixed charges	$(2,767)	$(10,063)	$(3,857)